SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 21, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation’s Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.
Closing of Note Offering
     On October 21, 2010, Navios Maritime Acquisition Corporation (“Navios Acquisition”) announced the completion of the sale of $400.0 million aggregate principal amount of 8 5/8% first priority ship mortgage notes due 2017 (the “Secured Notes”) of Navios Acquisition and Navios Acquisition Finance (US) Inc. (“Acquisition Finance” and, together with Navios Acquisition, the “Co-Issuers”). A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. Interest on the Secured Notes will be payable each year on May 1 and November 1, commencing on May 1, 2011. At any time before November 1, 2013, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Secured Notes with the net proceeds of a public equity offering at 108.625% of the principal amount of the Secured Notes, plus accrued and unpaid interest and any additional interest as set forth in the Secured Notes, if any, so long as at least 65% of the originally issued aggregate principal amount of the Secured Notes remains outstanding after such redemption and such redemption occurs not more than 180 days after the date of the closing of the relevant equity offering. In addition, the Co-Issuers have the option to redeem the Secured Notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price that is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at redemption prices as set forth in the indenture. The Co-Issuers also have the option to redeem the Secured Notes in whole but not in part at 100% of the principal amount of the Secured Notes, plus accrued and unpaid interest and any additional interest, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the holders of the Secured Notes may require the Co-Issuers to repurchase some or all of the Secured Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.
     The Secured Notes are the senior obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The Secured Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Acquisition’s direct and indirect subsidiaries (other than Acquisition Finance). The guarantees of Navios Acquisition’s subsidiaries that own mortgaged vessels are senior secured guarantees to the extent of the value of the collateral securing such guarantee and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. The Secured Notes are secured by first priority ship mortgages on six very large crude carrier vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture also contains customary events of default. Additional terms and conditions of the Secured Notes are contained in the indenture, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.
     In addition, the Co-Issuers and the guarantors have entered into a Registration Rights Agreement dated as of October 21, 2010, with the parties identified therein, which agreement is attached hereto as Exhibit 10.1, and is incorporated herein by reference. Under the Registration Rights Agreement, the Co-Issuers and the guarantors have agreed to: (a) prepare and file a registration statement on or before May 19, 2011 (the “Outside Date”) enabling the holders of the Secured Notes to exchange the privately placed Secured Notes for publicly registered notes with substantially identical terms (other than provisions with respect to payment of additional interest upon a registration default); (b) use their commercially reasonable efforts to have such registration statement declared effective not later than 120 days after the Outside Date; (c) use their commercially reasonable efforts to complete the exchange offer no later than 185 days after the Outside Date; and (d) file a shelf registration statement for the resale of the Secured Notes if the Co-Issuers and the guarantors cannot effect an exchange offer within the time periods listed above and in other circumstances.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 26, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Indenture dated October 21, 2010

10.1	Registration Rights Agreement dated October 21, 2010

99.1	Press Release dated October 21, 2010